

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Ron Millos
Chief Financial Officer
TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, B.C. V6C 0B3
Canada

Re: TECK RESOURCES LIMITED
Form 40-F for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-13184

Dear Mr. Millos:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining

cc: Nick Uzelac